GAMMON LAKE RESOURCES INC.	MEXGOLD RESOURCES INC.
1601 Lower Water Street	1601 Lower Water Street
Suite 402, Summit Place, PO Box 2067	Suite 402, Summit Place, PO Box 2067
Halifax, NS B3J 2Z1	Halifax, NS B3J 2Z1
Tel: 902-468-0614 Fax: 902-468-0631	Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com	www.mexgold.com
TSX:GAM / AMEX:GRS / BSX:GL7	TSXV:MGR

Halifax, July 10, 2006

Gammon Lake Resources and Mexgold Resources Provide Production Update

The Ocampo Heap Leach Produced 8,401 Gold Equivalent Ounces in the Month of June Equaling
6,214 Ounces of Gold and 122,958 Ounces of Silver, Based on Actual Gold and Silver Prices Realized Upon Sale

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) and Mexgold Resources Inc. ("Mexgold") (TSX-V:MGR) are pleased to announce production results from Gammon Lake's Ocampo Gold-Silver Mine in Chihuahua, Mexico, and Mexgold's El Cubo Mine in Guanajuato, Mexico.

Precious metals production from the heap leach at Ocampo continues to ramp up toward full commercial production. The Ocampo heap leach produced 6,214 ounces of gold and 122,958 ounces of silver in the month of June, equaling 8,401 gold equivalent ounces, based on actual gold and silver prices realized upon sale. During the month of June, Gammon Lake mined an average of 15,071 tonnes of ore per day, and moved an average of 38,461 tonnes of waste per day, representing an average waste to ore strip ratio of 2.55:1 for the month. Gammon Lake is pleased to report that the Company's reserve models have proven very accurate for ore grade, thus far. Continuous sampling of ore placed on the heap leach pad has confirmed reserve model grades. Ore samples taken from the first 800,000 tonnes of ore placed on the heap leach pad average 1.03 grams per tonne gold and 38 grams per tonne silver, consistent with estimated reserve model grades of 1.02 grams per tonne gold and 32 grams per tonne silver.

Mine production is expected to continue to accelerate over the coming months, with the heap leach reaching full commercial production during the month of September, 2006. The Company estimates production from the heap leach of 136,735 ounces of gold and 3,979,826 ounces of silver for the first full year of commercial production, using 13,000 tonnes per day of ore stacked on the heap leach pad. Total first year commercial production at Ocampo, including underground operations is expected to exceed 190,000 ounces of gold and 6.6-million ounces of silver. Construction of the Ocampo 1,500 tonne per day Mill is scheduled for commissioning at the end of July 2006.

Gammon Lake - Mexgold Combined Mine Production

On June 26, 2006 Gammon Lake Resources Inc. and Mexgold Resources Inc. entered into a definitive business combination agreement which provides that Gammon Lake will acquire all of the outstanding common shares and options of Mexgold in exchange for Gammon Lake shares and options, to form a single intermediate gold and silver producer with a diversified asset base of properties in Mexico. Please refer to press release dated June 26, 2006 for further details of the proposed transaction.

During the month of June, Mexgold Resources produced 3,610 ounces of gold and 140,785 ounces of silver from the El Cubo - Las Torres Mine Complex. The following table demonstrates the combined realized production for the month of June from Gammon Lake's Ocampo Mine and Mexgold's El Cubo Mine as both companies continue to ramp up to full production. Once accomplished, full combined production is expected to measure more than 400,000 gold equivalent ounces (235,600 ounces of gold and 10,500,000 ounces of silver.)

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June 2006 Gold-Silver Production
	Gammon Lake	Mexgold	Combined
	Ocampo	El Cubo - Las Torres	Company
Gold (oz)	6,214	3,610	9,825
Silver (oz)	122,958	140,785	263,775
Gold Equivalent(1) (oz)	8,401	6,160	14,561

(1) Gold Equivalent values are based on actual gold and silver prices realized upon sale.

Management of both Gammon Lake and Mexgold will continue to provide monthly production reports from Ocampo and El Cubo - Las Torres to keep shareholders abreast of progress made as each company continues to ramp up to full production at their respective projects.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mining Company with properties in Mexico. The Company's flagship Ocampo Gold-Silver Project is at an advanced stage of development, and Gammon Lake is moving toward becoming a mid-tier gold and silver producer in 2006. The Company is 100% unhedged and is fully financed to reach full production from the Ocampo Mine.

About Mexgold

Mexgold Resources Inc. has been producing gold and silver from the El Cubo Mine since the Company acquired the mine in March, 2004. Mexgold has a cash position of approximately C$36 million. During the first quarter of 2006 the mine produced 10,643 ounces of gold and 496,783 ounces of silver. On a fully diluted basis, Mexgold is currently 20% owned by Gammon Lake

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake or Mexgold websites at www.gammonlake.com or www.mexgold.com. For additional information please contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc. and Mexgold Resources Inc.	Gammon Lake Resources Inc. and Mexgold Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake and Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's and Mexgold's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission and Mexgold's Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Gammon Lake and Mexgold have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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